

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

<u>Via E-mail</u>
Mr. David F. Carroll
Senior Vice President and Chief Financial Officer
IVERIC bio, Inc.
One Penn Plaza, 35th Floor
New York, NY 10119

     Re: **IVERIC bio, Inc.**
              Form 10-Q for the quarterly period ended September 30, 2019
              Exhibit No. 10.1 Exclusive License Agreement
              Filed November 12, 2019
              File No. 001-36080

Dear Mr. Carroll:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                     Sincerely,

                                     Division of Corporation Finance